Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 2, 2021

Re:	Life Spectacular, Inc.
Offering Statement on Form 1-A
File No. 024-11569

Ladies and Gentlemen:

On behalf of Life Spectacular, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Thursday, August 5, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Ming Zhao
Ming Zhao
Chief Executive Officer
Life Spectacular, Inc.

Cc:	Sara Hanks
CrowdCheck Law LLP